EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                                [LOGO - VIKING]

NEWS RELEASE
FOR IMMEDIATE RELEASE

VIKING ENERGY ROYALTY TRUST ANNOUNCES FIRST QUARTER 2004 RESULTS
----------------------------------------------------------------

CALGARY, MAY 14, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces its results for the first quarter of 2004.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

($000's, EXCEPT PER UNIT AND PER BOE (1) AMOUNTS)          Q1 2004           Q1 2003    % change
-------------------------------------------------------------------------------------------------
FINANCIAL                                              $    59,214       $    54,418          9%
Revenue
-------------------------------------------------------------------------------------------------
Funds from Operations (2)                              $    28,703       $    30,231        (5%)
-------------------------------------------------------------------------------------------------
Funds from Operations, per Unit (2)                    $      0.30       $      0.47       (36%)
-------------------------------------------------------------------------------------------------
Net Income (3)                                         $    16,565       $    16,302          2%
-------------------------------------------------------------------------------------------------
Net Income per Unit (3, 4)                             $      0.15       $      0.23       (35%)
-------------------------------------------------------------------------------------------------
Cash Available for Distribution                        $    26,453       $    28,321        (7%)
-------------------------------------------------------------------------------------------------
Cash Available for Distribution, per Unit              $      0.27       $      0.44       (39%)
-------------------------------------------------------------------------------------------------
Distributions                                          $    23,333       $    21,829          7%
-------------------------------------------------------------------------------------------------
Distributions, per Unit (5)                            $      0.24       $      0.34       (29%)
-------------------------------------------------------------------------------------------------
Debt (6)                                               $   126,340       $   123,666        (2%)
-------------------------------------------------------------------------------------------------
OPERATIONAL
Daily Production
-------------------------------------------------------------------------------------------------
     Oil (bbls/d)                                           10,356             9,072         14%
-------------------------------------------------------------------------------------------------
     Liquids (bbls/d)                                          467               376         24%
-------------------------------------------------------------------------------------------------
     Natural Gas (Mcf/d)                                    35,607            33,231          7%
-------------------------------------------------------------------------------------------------
     Total (BOE/d at 6:1)                                   16,758            14,987         12%
-------------------------------------------------------------------------------------------------
Average Prices
-------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl, before hedging)                 $     39.10       $     44.78       (13%)
-------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                                   $     35.79       $     36.03        (1%)
-------------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf before hedging)                $      6.42       $      8.10       (21%)
-------------------------------------------------------------------------------------------------
     Total ($/BOE)                                     $     38.83       $     45.97       (16%)
-------------------------------------------------------------------------------------------------
Investor Netback per BOE                               $     17.21       $     20.84       (17%)
-------------------------------------------------------------------------------------------------

(1) The use of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(2) Management uses funds from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Funds from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(3) Net income and net income per unit for 2003 have been restated for the adoption of new accounting standards for asset retirement obligations and stock-based compensation. See Note 2 of the unaudited interim consolidated financial statements for details of the restatement.
(4) Net income per Unit is calculated after the removal of interest payments to be made to Convertible Debenture holders of $1,945,000 for the three months ended March 31, 2004, and $1,640,000 for the three months ended March 31, 2003.
(5)  Declared distributions if Unit held throughout the period.
(6)  Debt for 2003 is as at December 31, 2003.

Q1 2004 HIGHLIGHTS

         o Record high WTI average price of $35.15US/bbl and higher production volumes resulted in 9% overall higher revenues compared to the same period in 2003.

         o Distributions were $23.3 million ($0.24 per Unit) compared with $21.8 million ($0.34 per Unit) in the same period of 2003.

         o        Appointment of Mr. John E. Zahary as President and CEO.

MANAGEMENT CHANGES

On April 1, 2004, the Board of Directors of the Trust (the "Board") announced the appointment of Mr. John E. Zahary as President and CEO of the Trust. Mr. Zahary will stand for election to the Board at the Trust's Annual and Special Meeting to be held on June 9, 2004. Mr. Zahary is a Professional Engineer and has extensive senior management experience in the oil and gas industry. He was most recently President of Petrovera Resources, an oil and gas producer with assets in Saskatchewan and Alberta and 2003 daily production in excess of 42,000 barrels of oil equivalent.

During this transitional period, Mr. Purdy remained acting President and CEO and continued to manage the Trust under the guidance of the Board. On May 11, 2004, Mr. Zahary formally assumed the role of President and CEO. The Trust is continuing to search for a Chief Financial Officer.

FORWARD-LOOKING INFORMATION

This Management Discussion and Analysis ("MD&A") contains forward-looking information. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties are discussed in the Trust's annual MD&A included in the annual report and also filed at WWW.SEDAR.COM. These risks and uncertainties include but are not limited to: commodity price levels; production risk; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchange rates; and changes in environmental and other legislation and regulations. Please refer to the Trust's annual report for more detail as to the nature of these risks and uncertainties.

MANAGEMENT'S DISCUSSION & ANALYSIS

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

OVERALL PERFORMANCE

A continued high commodity price environment enabled the Trust to deliver consistent Unitholder distributions of $0.08 per Trust Unit per month for each of January through March. These distributions represented 81% of funds from operations, and 88% of cash available for distribution. As can be seen in the chart below, commodity prices and production reflect the most significant changes in funds from operations from the fourth quarter of 2003.

RECONCILIATION OF FUNDS FROM OPERATIONS
--------------------------------------------------------------------------------------------
Q4 2003 Funds from Operations                                                $       26,490
Commodity Prices                                                                      7,455
Production volumes                                                                   (5,385)
Realized hedging gains/losses                                                          (561)
Operating Expenses & Transportation                                                     894
G&A                                                                                    (527)
Interest                                                                                179
Other                                                                                   158
--------------------------------------------------------------------------------------------
Q1 2004 Funds from Operations                                                $       28,703
--------------------------------------------------------------------------------------------

SALES & PRICES

The first quarter of 2004 brought continued high commodity prices when compared to the fourth quarter of 2003. As can be seen from the reconciliation of cash flow chart above, commodity prices had the largest impact on the current quarter's income. However, compared to the first quarter of 2003, the Trust experienced lower overall prices, reflected in the chart below, while overall revenues were higher due to increased production volumes.

                                         Q1 2004       Q1 2003       DECREASE       Q4 2003
PRODUCT (BEFORE HEDGING)
--------------------------------------------------------------------------------------------
Crude oil per barrel                $      39.10  $      44.78  $      (5.68)  $      34.91
Natural gas per mcf                 $       6.42  $       8.10  $      (1.68)  $       5.70
NGL per barrel                      $      35.79  $      36.03  $      (0.24)  $      35.62
--------------------------------------------------------------------------------------------
Total Revenues (000's)              $     59,169  $     62,007  $     (2,838)  $     57,726
--------------------------------------------------------------------------------------------

         o As can be seen by the chart below, the US dollar weakened substantially throughout the course of 2003 and into early 2004, which resulted in lower Canadian dollar crude oil pricing. Although the benchmark West Texas Intermediate ("WTI") price for oil was $35.15 US/bbl in the first quarter of 2004, $1.27/bbl higher than the same period in 2003, the Edmonton Par price decreased by $5.38 CDN/bbl.

         o In the first quarter of 2004, the Canadian dollar performed consistently with the last quarter of 2003 remaining at $0.76 CDN, while WTI increased by $3.97 US/bbl. Going forward, the forward markets are anticipating a slightly weaker Canadian dollar, based on expected increasing interest rates in the US with no immediate similar reaction by the Bank of Canada, and continuing weak economic indicators for the Canadian economy.

         o Growing demand for crude oil and geopolitical events continue to support higher crude oil prices in the near term. April 2004 WTI was $36.62 US/bbl, which is $1.47 US/bbl higher than the first quarter 2004 average, and early May trading of WTI has ranged to nearly $40.00 US/bbl. The table below shows the trend of benchmark prices over the last year and the forward market's expectation in early May 2004.

         o Natural gas prices, while $1.68 per mcf lower than the first quarter in 2003, were stronger than the fourth quarter of 2003. The latter is generally expected, as the winter season tends to increase demand for heating fuel in the colder weather. When compared to 2003, lower Q1 prices could be indicative of generally higher storage levels of natural gas in the US.

         o For the second quarter of 2004, weather indicators are estimating a warmer than average summer which will increase natural gas demandfor use in power generation. However, the underlying fundamental of whether natural gas injections by suppliers will be above or below average in the spring will ultimately determine the direction of natural gas prices later in the second quarter.

The following table provides the quarterly benchmark prices relevant to the Trust for 2003 and 2004. The 2004 quarterly information represents the forward market expectations at the time of writing this MD&A.

BENCHMARK                      Q1/03    Q2/03    Q3/03    Q4/03    Q1/04  Q2/04(F)  Q3/04(F) Q4/04(F)
-----------------------------------------------------------------------------------------------------
WTI ($US/bbl)                  33.88    28.92    30.18    31.18    35.15    37.54     36.94    35.63
$Cdn:$US                      1.5098   1.3984   1.3984   1.3157   1.3179   1.3583    1.3682   1.3696
Edmonton Par ($Cdn/bbl)        50.98    41.11    40.92    39.53    45.60    49.97     49.17    47.43
AECO daily ($/mcf)              8.21     6.82     5.84     5.78     6.41     7.15      7.67     7.93
-----------------------------------------------------------------------------------------------------

F:  Forward market strips at date of wriing this MD&A.

RISK MANAGEMENT PROGRAM

To reduce the Trust's exposure to potential downward fluctuations in crude oil and natural gas prices, the Trust's management will occasionally enter into derivative contracts. In the first quarter of 2004, the Trust had fixed price ranges on approximately 29% (2003 - 68%) of its oil production and 30% (2003 - 60%) of its natural gas production. With this amount of sales production locked in, Unitholders were able to participate in the upside of crude oil prices seen in the first quarter of 2004. Total realized derivative losses in the first quarter from oil, natural gas, foreign exchange and power were $1.0 million.

For the balance of the year the Viking has fixed a price range on approximately 8% of its forecast crude oil production and 4% of its forecast natural gas production. These contracts are disclosed in detail in note 4 to the Trust's interim consolidated financial statements.

Historically the Trust used hedge accounting to recognize gains and losses on derivative contracts, which would have been netted against the related revenue item. However, effective January 1, 2004, the Trust implemented Accounting Guideline 13 (AcG 13) "Hedging Relationships". This guideline restricts the types of derivative contracts that qualify for hedge accounting. If a derivative does not qualify for hedge accounting then the contract must be accounted for using mark-to-market accounting. Currently, the majority of the Trust's financial instruments do not meet the requirements for hedge accounting. As such, the Trust has recorded realized and unrealized derivative losses of $2.4 million as a separate item on Viking's interim consolidated statement of income, and a payable of $0.6 million offsets the unrealized amount on the balance sheet. Since the application of AcG 13 is prospective, gains and losses on derivative contracts are not netted against the related revenue in 2004, but were netted against revenue in 2003. Unrealized hedging gains and losses are determined using mark-to-market accounting as at March 31, 2004. Further discussion of the prospective implementation of AcG 13 is discussed in Note 2 to the interim consolidated financial statements of the Trust.

PRODUCTION

Guidance provided in Viking's annual results press release was that production for 2004 is expected to average between 16,000 and 16,500 BOE/d. The following table reflects actual production results to date in 2004 compared with the same period in 2003.

PRODUCT                                                 Q1 2004       Q1 2003      % Change
--------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                        10,356         9,072           14%
Natural gas (mcf/d)                                      35,607        33,231            7%
NGL (bbl/d)                                                 467           376           24%
--------------------------------------------------------------------------------------------
Total BOE/d                                              16,758        14,987           12%
--------------------------------------------------------------------------------------------

         o Year-over-year, the increase is due to the 2003 acquisitions, offset by natural declines in all properties. The KeyWest acquisition was the most significant acquisition in 2003 and was completed at the end of February 2003. Therefore the 2003 production for the first quarter only reflected one month of KeyWest production.

         o Fourth quarter production for 2003 was 18,084 BOE/d. The 7% decrease from the fourth quarter of 2003 can be attributed to three main factors. The first was a one-time prior period adjustment in the Eastern Gas area reducing production by 159 BOE/d for the first quarter. The second factor was cold weather, which leads to production downtime. The last reason was due to rising water cuts in production from the Bashaw field.

         o To reduce the impact of future declines, the Trust is actively pursuing a $30.0 million capital development program for 2004. With the success of this program, the Trust's management remains confident that annual production for 2004 will remain within the guidance previously provided of 16,000-16,500 BOE/d.

ROYALTIES
As a percentage of revenue, royalties were 16.8% of revenues for the first quarter of 2004, compared with 16% in the same period of 2003. The increase in the royalty rate is consistent with the Trust's fourth quarter of 2003 rate and is related to higher rate freehold properties acquired as part of the KeyWest acquisition late in the first quarter of 2003.

OPERATING EXPENSES AND TRANSPORTATION
                                                         Q1 2004       Q1 2003       Change
--------------------------------------------------------------------------------------------
Operating Expenses per BOE                           $      8.60  $       8.16  $      0.44
Operating Expenses (000's)                           $    13,109  $     10,999  $     2,110
-------------------------------------------------------------------- -----------------------
Transportation per BOE                               $      0.44  $       0.32  $      0.12
Transportation Expenses (000's)                      $       667  $        433  $       234
-------------------------------------------------------------------- -----------------------

On a total dollar basis, operating costs have increased mainly due to the 2003 acquisitions. The 2003 comparatives only reflect one month of operations of the KeyWest assets. On a per BOE basis, the increase is mainly attributable to natural declines on production where there is not a material impact on fixed costs. This was offset by significantly lower power rates compared to the first quarter of 2003.

The Trust's management remains focused on continually identifying areas in which the Trust can reduce operating expenses and expects that the second quarter of 2004 will result in operating costs ranging from approximately $8.50-$8.75/BOE.

In 2003, CICA Handbook Section 1100 "Generally Accepted Accounting Principles" and Section 1400 "General Standards of Financial Statement Presentation" were re-issued. The amendments to these sections are effective for the Trust beginning January 1, 2004. The impact of this amendment was the elimination of industry GAAP where Canadian GAAP is silent. Instead, reporting entities are encouraged to seek out other accounting bodies with specific guidance first. For the Trust and generally all oil and gas producers in Canada, this means reflecting revenues gross of transportation costs to be consistent with specific guidance provided by US GAAP. Canadian industry practice was to net these costs against revenue. The Trust's revenue recognition policy is to recognize revenue when title transfers to the purchaser. The majority of transportation costs are recognized gross for natural gas production since title normally transfers at the plant gate and not at the wellhead. The majority of the Trust's oil sales transfer title at the wellhead. As a result the Trust now shows transportation on a separate line on the Consolidated Statement of Income and has restated the 2003 comparative amounts to reflect this separate classification. As a result the Trust's sales price differentials from benchmark prices will be reduced.

OPERATING AND INVESTOR NETBACKS

(per BOE)                                                 Q1 2004     Q1 2003     % change
-------------------------------------------------------------------------------------------
Sales (1)                                             $     38.83  $    40.34         (4%)
Royalties                                                    6.53        7.31        (11%)
Operating Expenses                                           8.60        8.16           5%
Transportation                                               0.44        0.32          38%
Abandonment Reserve                                          0.20        0.20          --%
-------------------------------------------------------------------------------------------
OPERATING NETBACK                                           23.06       24.35         (5%)
-------------------------------------------------------------------------------------------
Realized loss on derivatives                                 0.66          --          n/a
G &A                                                         2.06        1.33          55%
Internalization and Severance                                0.65        0.07         829%
Convertible Debenture Interest                               1.28        1.22           5%
Interest Expense                                             0.87        0.81           7%
Capital and Other Taxes                                      0.33        0.08         313%
-------------------------------------------------------------------------------------------
INVESTOR NETBACK                                      $     17.21  $    20.84        (17%)
-------------------------------------------------------------------------------------------

(1) The YTD 2003 sales price per BOE includes the impact of commodity and foreign exchange hedging losses. See Note 2 of the unaudited interim financial statements for more information.

Management uses certain key performance indicators (KPIs) and industry benchmarks such as operating netbacks and total capitalization to analyze financial and operating performance. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entitles.

Operating netbacks year-over-year have decreased mainly due to lower sales netbacks driven by a lower Canadian dollar value and higher operating costs. Investor netbacks are lower due to higher G&A and severance expense discussed more in the "General and Administrative Expense" section of this MD&A.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")
                                                           Q1 2004      Q1 2003   % Change
-------------------------------------------------------------------------------------------
G&A per BOE                                             $     2.06    $    1.33        55%
Severance & Other expenses per BOE                      $     0.65    $    0.07       829%
-------------------------------------------------------------------------------------------
Total G&A & Severance (000's)                           $    4,139    $   1,899       118%
-------------------------------------------------------------------------------------------

The overall increase in G&A is attributable to the following items:

         o More staff compared to the first quarter of 2003 after the KeyWest acquisition.

         o A one-time consultant fee to an executive search firm for the Trust's new CEO and President.

         o An increase in the cost of meetings held by the Board of Directors and its committees to fulfill its corporate governance obligations during the first quarter's changes in senior management.

         o Higher costs associated with meeting additional regulatory requirements for the Trust

With the announcement of Mr. Purdy's resignation pending a successful search for his replacement, the full amount of his severance was accrued in the first quarter of 2004. With the appointment of Mr. Zahary in the second quarter of 2004, this one time expense will be paid out in full in Trust Units and cash in the second quarter of 2004.

ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, the Trust adopted CICA handbook section 3110 "Asset Retirement Obligations" ("ARO"). This section was retroactively adopted and the comparatives have been restated, with the retroactive effect adjusted through the Trust's accumulated deficit. Previously, oil and gas companies built up site restoration liabilities on a unit-of-production basis. This new section requires the Trust to fair-value its future ARO at each balance sheet date and record that amount on the balance sheet. The fair value is determined by estimating the present value of that future liability. With each passing year liabilities are settled and reduce the outstanding amount of the obligation. To the extent that liabilities are not settled the present value is accreted over the life of the assets as the future value is approached. As a result, at March 31, 2004, the Trust has recorded a liability of $35.5 million, an increase from the year-end future site restoration liability of $29.3 million. The current period accretion was $0.7 million. In addition, to the extent that assets are acquired, the ARO is estimated and added to the cost of the capital assets, which increases the Trust's depletion rate. The retroactive impact is discussed in notes 2 and 3 to the Trust's interim financial statements. Please note that the implementation of this standard has not impacted the Trust's funds from operations.

CAPITAL EXPENDITURES

In the first quarter of 2004, Viking's capital development expenditures were $8.0 million allocated to the following types of projects:

TYPE                                                                (millions)
-------------------------------------------------------------------------------
Capital Workovers                                                $         1.2
Development Drilling                                                       3.1
Pipelines                                                                  1.3
Plants and Facilities                                                      2.3
Other                                                                      0.6
-------------------------------------------------------------------------------
Q1 Capital Expenditures                                          $         8.5
Less:  Disposition                                                        (1.5)
-------------------------------------------------------------------------------
Net Q1 Capital Expenditures                                      $         7.0
-------------------------------------------------------------------------------

The Trust plans to spend $5.0 million in the second quarter, mainly on drilling programs, which will be tied in early in the third quarter.

INTEREST EXPENSE

Interest expense for the first quarter of 2004 increased by $0.2 million when compared to the same period in 2003. Prime business borrowing rates in the first quarter of 2004 decreased by 0.4% to 4.16% when compared to the first quarter of 2003. The main reason for the increase in interest expense for 2004 is because of higher average debt levels throughout the first quarter of 2004 compared to the first quarter of 2003 (due to a timing lag between the receipt of the proceeds from the Trust's convertible debenture financing and the completion of the acquisition of KeyWest). In April 2004, the Bank of Canada reduced the prime rate by another 0.25% to 3.75%. The Trust estimates that its borrowing rate will be approximately 4% for the balance of the year.

LIQUIDITY

At the end of the first quarter of 2004, the Trust had a total bank debt of $126.3 million compared to bank debt at December 31, 2003 of $123.7 million. This debt was increased mainly due to the cash capital development expenditures in the current quarter of $7.0 million, offset by cash flow from operations not distributed of $3.1 million and funds raised through the Trust's DRIP program and employee options which have raised $2.3 million to date.

The Trust's near term capital requirements are for its capital development program and funding its current working capital deficit. The combination of these two requirements will be approximately $10.0 million. The Trust's management expects that it will be able to continue to fund these requirements through a combination of a portion of cash flow from operations, proceeds from the DRIP program and through its available bank line. The Trust has total credit facilities of $200.0 million on which it had drawn $126.3 million at March 31, 2004. The Trust's bank line is currently under review and is expected to be renewed by the end of June 2004.

The Trust has convertible debentures with a principal outstanding of $74.3 million with an exercise price of $7.25. Interest of 10.5% is payable on each $1,000 debenture with a maturity date of January 31, 2008. These debentures are not expected to be converted into Trust Units in the near term and the next interest payment is payable July 31, 2004. Interest payments are funded from cash flow and have priority over unitholder distributions.

The following table outlines the Trust's current debt to cash flow ratios, which have improved slightly over year-end. The net bank debt to funds from operations ratio treats the convertible debentures as equity instruments. The total debt to adjusted funds from operations ratio treats the convertible debentures as debt instruments.

(000's except ratios)                                            MARCH 31, 2004      December 31, 2003
-------------------------------------------------------------------------------------------------------
Bank Loan - current & long term                                 $       126,340          $     123,666
Working capital deficit                                                   3,469                  4,878
-------------------------------------------------------------------------------------------------------
Net Bank Debt                                                           129,809                128,544
Convertible Debentures                                                   74,298                 74,298
-------------------------------------------------------------------------------------------------------
Total Debt                                                      $       204,107          $     202,842
=======================================================================================================
Funds from Operations (trailing 12 months)                      $       114,201          $     115,729
Convertible Debenture interest                                           (7,823)                (7,518)
-------------------------------------------------------------------------------------------------------
Adjusted Funds from Operations                                  $       106,378          $     108,211
=======================================================================================================
Net Bank Debt to Funds from Operations                                      1.1                    1.1
-------------------------------------------------------------------------------------------------------
Total Debt to Adjusted Funds from Operations                                1.9                    1.9
-------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY

At March 31, 2004, there were 97.3 million Trust Units outstanding compared to
96.9 million at December 31, 2003. The majority of the increase relates to Trust Units issued under the Distribution Re-Investment Program ("DRIP"). Unitholders electing to reinvest distributions or make optional cash payments to acquire Trust Units from treasury receive Trust Units at 95% of the market price with no additional fees or commissions.

The number of Trust Unit options outstanding decreased by 0.2 million at March 31, 2004 from December 31, 2003. These were mainly from the cancellation of options due to termination of employment. The weighted average exercise price on the outstanding options after the ratchet down feature was $6.09 per Trust Unit compared to $6.22 per Unit at December 31, 2003. There has been no significant change in the number of units that have vested from December 31, 2003.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Viking has contractual obligations in the normal course of operations including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in the Trust's annual MD&A at December 31, 2003. There have not been any significant changes in these obligations.

OFF BALANCE SHEET ARRANGEMENTS

As discussed in the Risk Management section of this MD&A, the Trust enters into derivative contracts from time to time to manage its exposure to fluctuating commodity prices. At December 31, 2003, these contracts were only disclosed in a note to the annual consolidated financial statements. However, at March 31, 2004, to the extent these contracts remained outstanding, they have been recorded on the balance sheet at their mark-to-market values at the balance sheet date, due to a change in accounting policy.

In addition to derivative contracts, the Trust regularly enters into lease agreements in the normal course of operations. The leases are all operating leases and the related costs are expensed, depending on the nature of the lease, in operating or G&A expenses.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") has issued several new accounting pronouncements. The Trust has evaluated these pronouncements and has found that the only one that applies to the Trust at this time is an amendment to CICA handbook section 3860 "Financial Instruments - Disclosure and Presentation". As discussed in the Trust's year-end MD&A, this amendment will require the Trust to reclassify its convertible debentures from equity to debt. The amendment is effective for fiscal periods beginning on or after November 1, 2004.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of Viking's interim financial statements, management must use estimates based on the best information available at the reporting date. The Trust's management has designed internal controls and reporting processes to provide assurance to users of financial information of its accuracy and completeness. Financial results incorporate estimates on the following items:

         o Revenues are not received until the 25th of the following month for operated and taken in kind production. For non-operated production, revenue is not received until two months following the month in which it was produced. As a result, management must estimate at least one month's worth of revenues and related royalties and operating costs to provide timely information.

         o Capital expenditures on projects that have not been completed at the reporting date.

         o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in the Trust's annual MD&A for the year ended December 31, 2003.

         o        Estimated fair values of derivative contracts.

         o Estimated value of asset retirement obligations that are dependent upon the timing and future costs of related expenditures.

2004 CASH AVAILABLE FOR DISTRIBUTION SENSITIVITY

The following table reflects sensitivities of cash available for distribution to key assumptions of the Trust's ongoing business.

                                                                                       IMPACT ON CASH
                                                                                        AVAILABLE FOR
                                                       ASSUMPTION        CHANGE          DISTRIBUTION
------------------------------------------------------------------------------------------------------
WTI oil price ($US/bbl)                             $       35.00   $      1.00    $      0.03 / Unit
CAD/USD exchange rate                               $        0.75   $      0.01    $      0.01 / Unit
AECO daily natural gas price                        $        6.00   $      0.50    $      0.04 / Unit
Interest rate on outstanding debt                            4.0%          1.0%    $      0.01 / Unit
Liquids production volume  (bbl/d)                         10,843           200    $      0.01 / Unit
Natural gas production volume (mcf/d)                      35,616         1,000    $      0.01 / Unit
Operating Expenses (per BOE)                        $        8.50   $      0.20    $      0.01 / Unit
------------------------------------------------------------------------------------------------------

Based on an estimated 85% distribution of Cash Available for Distribution

OUTLOOK

The Trust has announced distributions of $0.08 per Trust Unit for each month of April through June 2004, bringing 2004 year-to-date distributions to $0.48 per Trust Unit. The Trust expects that this amount will be approximately 85-90% of cash available for distribution.

Effective March 31, 2004, the Trust and all reporting issuers in Canada are subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102"). This instrument provides for shorter reporting periods. As a result, NI 51-102 no longer requires for the Trust to mail annual and interim financial statements and MD&A, unless they are "requested" by unitholders. To ensure you receive a copy of the Trust's quarterly reports, please contact Investor Relations at 268-3175 or via e-mail at VIKINGIN@VIKING-ROY.COM. For additional information on Viking refer to WWW.SEDAR.COM.

The Trust's management remains committed to providing Unitholders with long-term returns.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
THREE MONTHS ENDED MARCH 31 (UNAUDITED-THOUSANDS OF DOLLARS)

                                                                                                      2003
                                                                                                  Restated
                                                                                    2004           (Note 2)
-----------------------------------------------------------------------------------------------------------
REVENUE
     Oil and natural gas                                                   $      59,214    $       54,418
     Royalties                                                                    (9,952)           (9,857)
-----------------------------------------------------------------------------------------------------------
                                                                                  49,262            44,561
-----------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                                                    13,109            10,999
      Transportation                                                                 667               433
     General and administrative                                                    3,147             1,799
     Severance and other expenses                                                    992               100
     Interest                                                                      1,330             1,093
     Capital and other taxes                                                         511               113
     Depletion, depreciation and accretion                                        19,273            15,649
      Unrealized and realized loss on derivatives (Note 4)                         2,360                --
     Future income tax recovery                                                   (8,692)           (1,927)
-----------------------------------------------------------------------------------------------------------
                                                                                  32,697            28,259
-----------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD  (Note 8)                                        $      16,565    $       16,302
-----------------------------------------------------------------------------------------------------------
ACCUMULATED (DEFICIT) EARNINGS - OPENING AS REPORTED                              (2,043)           43,052
Retroactive application of change in accounting policy (Note 2)                  (13,445)          (10,831)
ACCUMULATED EARNINGS - CLOSING                                             $       1,077    $       48,523
===========================================================================================================

CONSOLIDATED BALANCE SHEETS
(UNAUDITED - THOUSANDS OF DOLLARS)

                                                                                                          December 31
                                                                                        MARCH 31                 2003
                                                                                            2004     Restated (Note 2)
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                   $              27,971    $          32,278
     Prepaid expenses                                                                      3,421                2,662
----------------------------------------------------------------------------------------------------------------------
                                                                                          31,392               34,940
----------------------------------------------------------------------------------------------------------------------

Capital assets  (Note 2)                                                                 528,576              540,896
Reclamation fund                                                                           4,536                4,230
Goodwill                                                                                  74,433               74,433
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $             638,937    $         654,499
======================================================================================================================

LIABILITES
Current liabilities
     Accounts payable                                                      $              25,790    $          28,229
     Unitholder and debenture distributions payable                                        9,071               11,062
     Due to Related Party - Trust Unit portion                                                --                  180
     Current Portion of long term debt                                                    10,528               10,305
      Derivative liability  (Notes 2 and 4)                                                  639                   --
      Deferred derivative gain  (Notes 2 and 4)                                              678                  527
----------------------------------------------------------------------------------------------------------------------
                                                                                          46,706               50,303
----------------------------------------------------------------------------------------------------------------------

Bank loan                                                                                115,812              113,361
Future income taxes                                                                       40,338               49,030
Asset retirement obligation  (Notes 2 and 3)                                              35,534               34,934
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                        238,390              247,628
----------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital  (Note 5)                                                           777,450              774,927
Accumulated earnings (deficit)                                                             1,077              (15,354)
Accumulated Unitholder and debenture distributions  (Notes 6 and 7)                     (377,980)            (352,702)
----------------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                                400,547              406,871
----------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                  $             638,937    $         654,499
======================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31 (UNAUDITED-THOUSANDS OF DOLLARS)

                                                                                                             2003
                                                                                                         Restated
                                                                                        2004              (Note 2)
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                        $         16,565      $        16,302
Net income Add items not involving cash:
Depletion, depreciation and accretion                                                 19,273               15,649
Future income tax recovery                                                            (8,692)              (1,927)
Severance expense                                                                        240                   --
Amortization of deferred derivative gain and unrealized loss on derivatives            1,317                  207
------------------------------------------------------------------------------------------------------------------
Funds from operations                                                                 28,703               30,231
Changes in working capital                                                              (626)              (6,332)
------------------------------------------------------------------------------------------------------------------
                                                                                      28,077               23,899
------------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
Issuance of Trust Units                                                                  746                  773
Issuance of Convertible Debentures                                                        --               75,000
Issue costs                                                                              (13)              (3,370)
Convertible debenture interest                                                        (3,974)                  --
Bank loan                                                                              2,674                1,220
Unitholder Distributions                                                             (21,685)             (17,659)
------------------------------------------------------------------------------------------------------------------
                                                                                     (22,252)              55,964
------------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation                                                 --              (72,203)
Due to related party - cash portion and internalization costs                             --               (2,850)
Disposal of oil & gas properties                                                       1,521                1,396
Capital development expenditures                                                      (8,538)              (4,405)
Change in non-cash working capital                                                     1,497               (1,531)
Contributions to reclamation fund                                                       (305)                (270)
------------------------------------------------------------------------------------------------------------------
                                                                                      (5,825)             (79,863)
------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                              $             --      $            --
==================================================================================================================

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
                                   (UNAUDITED)

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2003 consolidated financial statements except as noted below. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2003 annual report.

     FINANCIAL INSTRUMENTS
     The Trust uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. The fair value of financial instruments is recognized on the balance sheet, with changes in fair value recognized currently in income as unrealized gains or losses. Gains and losses realized on financial instruments are recognized in income in the same period as the income or expense arising from the corresponding contracts. In addition, the Trust amortizes the deferred derivative gain set up upon initial adoption of EIC 128 over the life of the corresponding contracts.

     ASSET RETIREMENT OBLIGATIONS
     The Trust recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the period that it is incurred, if it can be reasonably estimated. When initially recorded, the liability is added to the related capital assets, and is depleted in the same manner as the related capital assets, subsequently increasing depletion, depreciation and amortization expense. The liability is increased each period through an accretion expense, which represents the passage of time. Actual costs incurred to settle an ARO are charged against the liability. Upon settlement of a liability, any differences in the liability recorded and actual costs incurred are recognized as a gain or loss in the Trust's earnings.

2.   CHANGE IN ACCOUNTING POLICY

     FINANCIAL INSTRUMENTS

     Effective January 1, 2004, the Trust implemented Accounting Guideline 13, "Hedging Relationships". Based on the types of financial instruments the Trust participates in, most of the Trust's contracts do not qualify for hedge accounting. As such, the Trust accounts for its current financial instrument transactions using mark-to-market accounting, as described in EIC-128, "Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments".

     Prior to this change, the Trust recognized gains and losses from financial instruments in the same period against the revenue or expense arising from corresponding contracts.

     As a result of this change, the Trust recorded a $723,000 deferred asset upon adoption for the mark-to-market value of the outstanding hedges, and a $723,000 deferred derivative gain, to be realized upon the settlement of the corresponding contract. See Note 4 for a reconciliation of the derivative liability and deferred derivative gain.

     ASSET RETIREMENT OBLIGATIONS

     Effective January 1, 2004, the Trust adopted Section 3110 of the CICA Handbook, "Asset Retirement Obligations". This accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. Prior to the adoption of Section 3110, the Trust made a provision for estimated future site restoration and abandonment costs based on the unit-of-production method using proved reserves.

     As a result of this change, net income for the three months ended March 31, 2004 has decreased by $902,000 ($909,000 before a future income tax recovery of $7,000). The ARO increased by $29,059,000, capital assets, net of accumulated depletion, increased by $14,123,000 and the future income tax liability decreased by $7,000 as at March 31, 2004. The opening 2004 accumulated deficit increased by $13,445,000. This increase in accumulated deficit represents the inception to date impact of accretion and depletion expense due to ARO, net of the cumulative site restoration provision previously recorded.

     The retroactive application of this standard requires restatement of amounts previously reported. Net income for the three months ended March 31, 2003 decreased by $260,000 ($374,000 before a future income tax recovery of $114,000). At December 31, 2003, the balance sheet was impacted by an ARO increase of $28,708,000, an increase in capital assets, net of accumulated depletion, of $14,814,000 and a future income tax liability decrease of $582,000. The opening 2003 accumulated deficit increased by $11,439,000. This increase in accumulated deficit represents the inception to date impact of accretion and depletion expense due to ARO, net of the cumulative site restoration provision previously recorded. Adoption of this standard did not impact the Trust's statement of cash flows. See Note 3 for additional information.

3.   ASSET RETIREMENT OBLIGATION

     The Trust estimated the net present value of its total asset retirement obligation to be $35,534,000 at March 31, 2004, based on a total future liability of $122,640,000. This amount was estimated by management based on the Trust's net ownership of all wells and facilities, the estimated costs to reclaim these wells and facilities, and the expected timing under which these costs are incurred. The Trust's adjusted risk free rate of 8.6% and an inflation assumption of 1.5% were used to determine the present value of the estimated asset retirement obligation. The Trust expects to incur the majority of these costs between 2018 and 2026, with additional costs extending over the next 56 years.

     The following table reconciles the Trust's asset retirement obligations.

                                                                        (000's)
    ----------------------------------------------------------------------------
    Carrying amount, December 31, 2003                               $   34,935
    Increase in liability                                                    --
    Settlement of liability                                                (133)
    Accretion expense                                                       732
    ----------------------------------------------------------------------------
    Carrying amount, March 31, 2004                                  $   35,534
    ============================================================================

4.  DERIVATIVE LIABILITIES AND FINANCIAL INSTRUMENTS

    Derivative asset/liability                                          (000's)
    ----------------------------------------------------------------------------
    Derivative asset recorded January 1, 2004                        $      723
    Mark-to-market unrealized loss                                       (1,361)
    ----------------------------------------------------------------------------
    Derivative liability, March 31, 2004                             $     (638)
    ============================================================================

    Deferred derivative gain                                            (000's)
    ----------------------------------------------------------------------------
    Deferred derivative gain recorded January 1, 2004                       723
    Amortization of deferred gain                                           (45)
    ----------------------------------------------------------------------------
    Deferred derivative gain, March 31, 2004                         $      678
    ============================================================================

     The Trust uses commodity and foreign exchange swap contracts, as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. In the three months ended March 31, 2004, the Trust realized a derivative loss of $989,000 and recognized an unrealized derivative loss of $1,241,000 related to the implementation of EIC-128 (see Note 2). These amounts are recorded on the statement of income and accumulated earnings as unrealized and realized loss on derivatives.

     In 2003, prior to the implementation of EIC-128, the Trust realized a commodity and foreign exchange hedging loss for the three months ended March 31 of $7,589,000, which was recorded as a reduction of oil and natural gas revenue.

     The Trust also has power derivative contracts to manage its exposure to increasing power costs, which resulted in a realized derivative loss of $10,000 for the three months ended March 31, 2004. In addition the Trust recognized an unrealized derivative loss of $120,000 related to the implementation of EIC-128 (see Note 2). These amounts are recorded on the statement of income and accumulated earnings as unrealized and realized loss on derivatives.

     In 2003, prior to the implementation of EIC-128, the Trust realized a power hedging gain of $187,000, which was included in operating expenses.

     The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

     At March 31, 2004 the Trust had the following swap contracts in place, which are settled on a monthly basis.

               COMMODITY              QUANTITY                   PERIOD                  PRICE/RATE
     -----------------------------------------------------------------------------------------------
     Crude Oil - collars           1,500 bbl/d      Apr. 1 - Jun. 30/04     1st Floor $22.00 US/bbl
                                                                            2nd Floor $25.33 US/bbl
                                                                              Ceiling $30.75 US/bbl
                                     500 bbl/d      Jul. 1 - Dec. 31/04     1st Floor $23.00 US/bbl
                                                                            2nd Floor $27.00 US/bbl
                                                                              Ceiling $30.05 US/bbl

     Natural Gas - collar          1,896 Mcf/d      Apr. 1 - Oct. 31/04         1st Floor $5.28/Mcf
                                                                                2nd Floor $6.33/Mcf
                                                                                  Ceiling $7.65/Mcf

     Foreign Exchange Swaps       $16,025 US/d      Apr. 1 - Jun. 30/04                 $1.3354 CAD
     Foreign Exchange - collar    $17,647 US/d      Apr. 1 - Dec. 31/04           Floor $1.3072 CAD
                                                                                Ceiling $1.3475 CAD

     Power                      5 megawatts/hr      Apr. 1 - Dec. 31/04                  8.2 GJ/MWh
     -----------------------------------------------------------------------------------------------

5.   UNITHOLDERS' CAPITAL

     AUTHORIZED
     Unlimited number of Trust Units
     ISSUED                                                     NO. OF  UNITS (000's)         (000's)
     -------------------------------------------------------------------------------------------------
     Balance, December 31, 2003                                                96,859     $  774,927
     Units issued - internalization of the manager                                 32            180
     Distribution reinvestment plan                                               308          1,627
     Employee options                                                             129            729
     Less:  issue costs                                                            --            (13)
     -------------------------------------------------------------------------------------------------
     Balance, March 31, 2004                                                   97,328     $  777,450
     -------------------------------------------------------------------------------------------------

     The Trust uses the intrinsic value method to determine the fair value of its Trust Unit Options. Compensation cost is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2003 as at the date of the consolidated financial statements. For the three months ended March 31, 2004, the intrinsic value of the unit options issued after January 1, 2003 was $ nil in both 2004 and the same period in 2003; as such no compensation expense has been recorded for the three months ended March 31, 2004. For the three months ended March 31, 2004, pro forma compensation expense for options issued in 2002 is $44,000 ($31,000 - 2003). The intrinsic value was calculated based on the March 31, 2004 closing unit price of $5.73.

     The options have 10-year terms with expiry dates of August 2009 through February 2014. The weighted average remaining contract term of the options at March 31, 2004 is eight years. The exercise price of the options outstanding at March 31, 2004 ranged from $5.23 to $8.55 (before the ratchet down reduction). The number of Units and exercise prices of options are detailed in the table below:

                                                               THREE MONTHS ENDED MARCH 31
     ---------------------------------------------------------------------------------------------
     (000's - EXCEPT PER UNIT AMOUNTS)                                            Weighted Average
                                                               Unit Options         Exercise Price
     ---------------------------------------------------------------------------------------------
     Beginning of period                                              3,392     $            7.22
     Granted                                                            110                  5.61
     Exercised                                                         (129)                 6.88
     Cancelled                                                         (217)                 8.17
     ---------------------------------------------------------------------------------------------
     Outstanding before ratchet-down                                  3,156                  7.11
     Ratchet-down reduction                                              --                 (1.02)
     ---------------------------------------------------------------------------------------------
     Outstanding, end of period                                       3,156     $            6.09
     =============================================================================================

     Exercisable before ratchet-down                                  1,280                  7.55
     Ratchet-down reduction                                              --                 (1.25)
     ---------------------------------------------------------------------------------------------
     Exercisable, end of period after ratchet-down                    1,280                  6.30
     =============================================================================================

6.   UNITHOLDER DISTRIBUTIONS

                                                                 THREE MONTHS ENDED MARCH 31
     ---------------------------------------------------------------------------------------------
     (000's EXCEPT PER UNIT AND TRUST UNIT AMOUNTS)                    2004                  2003
     ---------------------------------------------------------------------------------------------
     Funds from operations                                 $         28,703     $          30,231
     Contributions to reclamation fund                                 (305)                 (270)
     Convertible debenture interest                                  (1,945)               (1,640)
     ---------------------------------------------------------------------------------------------
     Cash available for distribution                                 26,453                28,321
     Cash applied to bank loan                                       (3,120)               (6,492)
     ---------------------------------------------------------------------------------------------
     Unitholder distributions                              $         23,333     $          21,829
     =============================================================================================
     Unitholder distributions, per unit                    $           0.24     $            0.34
     =============================================================================================
     Number of units outstanding at period end                   97,327,423            80,345,349
     =============================================================================================

7.   RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER DISTRIBUTIONS

                                                                                         (000's)
     --------------------------------------------------------------------------------------------
     Balance, December 31, 2003                                                    $    (352,702)
     Unitholder distributions declared                                                   (23,333)
     Debentureholder interest                                                             (1,945)
     --------------------------------------------------------------------------------------------
     Balance, March 31, 2004                                                       $    (377,980)
     --------------------------------------------------------------------------------------------

8.   NET INCOME PER TRUST UNIT

                                                                 THREE MONTHS ENDED MARCH 31
     --------------------------------------------------------------------------------------------
                                                                         2004               2003
     --------------------------------------------------------------------------------------------
     Net income
     Basic (a)                                                 $         0.15       $       0.23
     Diluted (a)                                               $         0.15       $       0.23
     --------------------------------------------------------------------------------------------

(a) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 97,221,555 (2003 - 64,601,400) for the three months ended March 31, 2004.

9.   COMPARATIVE FIGURES

     Certain comparative figures have been restated to conform to the presentation adopted in the current year.

Viking Energy Royalty Trust is an open-end investment trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,455,597 Trust Units outstanding, which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures, which trade under the symbol "VKR.DB".

For further information contact:


John Zahary                                       Viking Energy Royalty Trust
President and CEO                                 Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta
     or                                           T2P 0L4

Diane Phillips                                    Ph:  (403) 268-3175
Investor Relations                                Toll Free:  1-877-292-2527

                                                  Email: vikingin@viking-roy.com




         For further information regarding Viking Energy Royalty Trust, visit our website at www.vikingenergy.com
                                        --------------------